Exhibit 99.1

GREENBROOK TMS REPORTS SECOND quarter operational and FINANCIAL RESULTS

August 2, 2022 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its second quarter 2022 (“Q2 2022”) operational and financial results. All values in this press release are in United States dollars, unless otherwise stated.

SECOND QUARTER 2022 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Revenue for Q2 2022 increased by 4% to a record high of $14.2 million as compared to the second quarter of 2021 (“Q2 2021”), despite a tight labor market that caused disruption in operations. For the six-month period ended June 30, 2022 (“YTD 2022”), revenue increased by 9% to $27.3 million as compared to the six-month period ended June 30, 2021 (“YTD 2021”).

•	Quarterly treatment volumes in Q2 2022 increased by 7% to a record high of 62,038 as compared to Q2 2021, and by 10% to 121,105 in YTD 2022 as compared to YTD 2021. Consultations performed increased by 22% to a record high of 4,318 as compared to Q2 2021, and by 10% to 7,818 in YTD 2022 as compared to YTD 2021. New patient starts increased by 9% to 1,809 as compared to Q2 2021 and by 12% to 3,626 in YTD 2022 as compared to YTD 2021.

•	Entity-wide regional operating loss was $0.1 million during Q2 2022 as compared to an entity-wide regional operating income of $0.9 million during Q2 2021. The loss increase was primarily attributable to costs associated with operating 144 active TMS Centers as at June 30, 2022 compared to 122 active TMS Centers as at June 30, 2021. Entity-wide regional operating loss was $1.1 million during YTD 2022 as compared to $0.6 million during YTD 2021.

•	Loss for the period and comprehensive loss increased by 9% in Q2 2022 to $7.4 million as compared to Q2 2021, and increased by 5% to $15.4 million during YTD 2022 as compared to YTD 2021.

•	The Company continued the roll-out of its Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) at select TMS (as defined below) treatment centers (“TMS Centers”). As at June 30, 2022, the Company has expanded its offering of Spravato® to 25 TMS Centers across the United States, building on the long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from Major Depressive Disorder and other mental health disorders.

CLOSING OF SUCCESS TMS ACQUISITION AND US$75 MILLION CREDIT FACILITY WITH MADRYN ASSET MANAGEMENT

•	Subsequent to quarter-end, the Company completed its previously-announced acquisition of Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) on July 14, 2022 (the “Success TMS Acquisition”). The Company also concurrently entered into a credit agreement for its previously-announced $75 million secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities, and funded a $55 million term loan at closing, using $15.4 million of the proceeds therefrom to repay the outstanding balance owing under the Company’s existing credit facility with Oxford Finance LLC (the “Oxford Credit Facility”).

•	Key Success TMS Acquisition and Madryn Credit Facility highlights include:

o	The Success TMS Acquisition is expected to add significant operating scale and top-line growth and is expected to accelerate the Company’s path to profitability through potential near-term operational synergies.

o	The recapitalization of the Company through the Madryn Credit Facility is expected to sufficiently capitalize the business to serve its general working capital needs and to execute on its growth strategy.

o	The Company believes that the Success TMS Acquisition provides the Company with well-established payor contracting and access to robust physician networks and provides a proven regional management team with Success’ CEO joining Greenbrook as Chief Operating Officer and a member of the Company’s board of directors.

o	The purchase price consideration for the Success TMS Acquisition was payable entirely in common shares of Greenbrook (“Common Shares”) which was intended to align the interests of the Success TMS team with those of Greenbrook and promote the shared goal of building value together under the Greenbrook brand.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“We are very excited about the closing of the Success TMS Acquisition and the Madryn Credit Facility as we expect that they will accelerate Greenbrook’s ability to grow and give us the needed capitalization to further expand on our mental health platform and move toward EBITDA positive operations and accelerate our timeline to profitability. We are pleased to have aligned shareholder interests to promote the shared goal of building value together with Success TMS through what we believe to be a highly-synergistic transaction. We believe our record quarterly highs in revenue, treatment volumes and consultations performed, coupled with the Success TMS Acquisition and the continued roll-out of our Spravato® Program, demonstrate our continuing growth and ability to deliver exceptional patient care to those suffering from mental health disorders.”

SELECTED SECOND QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Total revenue	14,210,309	13,707,212	27,275,455	25,020,387
Regional operating income (loss)	(71,075)	921,339	(1,109,124)	(570,779)
Loss before income taxes	(7,352,528)	(6,738,489)	(15,357,487)	(14,574,655)
Loss for the year and comprehensive loss	(7,352,528)	(6,738,489)	(15,357,487)	(14,574,655)
Loss attributable to the common shareholders of Greenbrook	(7,347,849)	(6,775,825)	(15,185,832)	(14,402,379)
Net loss per share (basic and diluted)	(0.41)	(0.48)	(0.85)	(1.04)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at June 30,	As at June 30,	As at December 31,
(unaudited)	2022	2021	2021
Number of active TMS Centers(1)	144	122	147
Number of TMS Centers-in-development(2)	–	7	2
Total TMS Centers	144	129	149
Number of management regions	13	13	15
Number of TMS Devices installed	234	209	234
Number of regional personnel	328	343	386
Number of shared-services / corporate personnel(3)	66	51	44
Number of TMS providers(4)	164	124	135
Number of consultations performed(5)	7,818	7,124	14,108
Number of patient starts(5)	3,626	3,242	6,429
Number of treatments performed(5)	121,105	110,345	226,286
Average revenue per treatment(5)	$225	$227	$231

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete. As of the date of this press release, the Company owns and operates a total of 191 TMS Centers as a result of the Success TMS Acquisition that was completed on July 14, 2022.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.
(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“Q2 2022 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and 2021. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Second Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 3, 2022 to discuss the financial results for the quarter.

Toll Free North America: 1-888-886-7786

Toronto: 416-764-8658

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 191 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 900,000 TMS treatments to over 25,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial and/or operating performance, the impact of the Success TMS Acquisition and the Madryn Credit Facility on our business, the Company’s expectations regarding the impact of the continued roll-out of the Spravato® Program at additional TMS Centers and its future growth prospects, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s Q2 2022 MD&A and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company or its ability to achieve the anticipated benefits from the Success TMS Acquisition and the Madryn Credit Facility; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$)	Q2 2022 (unaudited)	Q2 2021 (unaudited)	YTD 2022 (unaudited)	YTD 2021 (unaudited)
Total revenue	14,210,309	13,707,212	27,275,455	25,020,387

Direct center and patient care costs	7,645,662	6,854,000	14,986,158	13,214,023
Regional employee compensation	3,361,426	3,068,947	6,836,977	6,055,262
Regional marketing expenses	1,687,736	1,401,295	3,404,900	3,385,916
Depreciation	1,586,560	1,461,631	3,156,544	2,935,965
Total direct center and regional costs	14,281,384	12,785,873	28,384,579	25,591,166
Regional operating income (loss)	(71,075)	921,339	(1,109,124)	(570,779)
Center development costs	186,708	182,974	346,154	463,407
Corporate employee compensation	3,437,683	3,670,679	7,055,544	6,557,263
Corporate marketing expenses	89,617	181,799	224,570	342,833
Other corporate, general and administrative expenses	2,085,317	1,971,005	3,456,121	3,639,469
Share-based compensation	63,882	203,362	313,204	409,332
Amortization	207,500	115,833	415,000	231,666
Interest expense	1,220,689	1,334,187	2,450,000	2,362,099
Interest income	(9,943)	(11)	(12,230)	(2,193)
Loss before income taxes	(7,352,528)	(6,738,489)	(15,357,487)	(14,574,655)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(7,352,528)	(6,738,489)	(15,357,487)	(14,574,655)
Loss attributable to non-controlling interest	(4,679)	37,336	(171,655)	(172,276)
Loss attributable to the common shareholders of Greenbrook	(7,347,849)	(6,775,825)	(15,185,832)	(14,402,379)
Net loss per share (basic and diluted)	(0.41)	(0.48)	(0.85)	(1.04)

(US$)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
(unaudited)
Revenue	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570
Regional operating income (loss)	(71,075)	(1,038,049)	43,741	249,057	921,339	(1,492,118)	(2,050,168)	967,584
Net loss attributable to common shareholders of Greenbrook	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)
Net loss per share – Basic(1)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)
Net loss per share – Diluted(1)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)

Note:

(1)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, which was implemented by the Company effective February 1, 2021.